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                                March 22, 2024

       Patrick Gadson
       Partner, Vinson & Elkins LLP
       Walt Disney Co
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, New York 10036

                                                        Re: Walt Disney Co
                                                            Definitive
Additional Soliciting Materials filed by Blackwells Capital LLC et al.
                                                            Filed March 21,
2024
                                                            File No. 001-38842

       Dear Patrick Gadson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials filed by Blackwells et al.

       Exhibit 1

   1. We note that footnote 2 to the graphic included in this exhibit states that Blackwells selected the peers upon
which your assertions about Disney's R&D spending are based.
                                                        Please confirm that in
future solicitations you will make this clarification also in the text following the graphic
where you refer to the companies in the graphic as Disney's "main competitors."
       Exhibit 2

   2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff
 Patrick Gadson
Walt Disney Co
March 22, 2024
Page 2
         on a supplemental basis. Please provide the support described for each of the assertions regarding Mr. Peltz in exhibits 2 and 3.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNamePatrick Gadson                              Sincerely,
Comapany NameWalt Disney Co
                                                              Division of
Corporation Finance
March 22, 2024 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName